

12060054

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Noribatrade ThreePoint Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Canoga Avenue, Suite 1590
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ahmad Bassam (877) 966-7422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ahmad Bassam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Noribatrade ThreePoint Capital Group, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Ahmad Bassam
Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accounting Firm

Board of Members
ThreePoint Capital Group, LLC.
Woodland Hills, California

I have audited the accompanying statement of financial condition of ThreePoint Capital Group, LLC. as of December 31, 2011and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ThreePoint Capital Group, LLC. as of December 31, 2011and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2012

THREEPOINT CAPITAL GROUP, LLC.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	36,452
Accounts receivable		25,000
Equipment net of accumulated depreciation of $1,320		9,992
Other assets		19,350
Total assets	$	90,794

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		-
Accounts payable and accrued expenses		13,753
Total liabilities		13,753
Members' equity:		77,041
Total members' equity		77,041
Total liabilities and members' equity	$	90,794

THREEPOINT CAPITAL GROUP, LLC.

Statement of Income
For the year ended December 31, 2011

REVENUES:	
Interest income	$ 8
Total income	8
EXPENSES:	
Advertising and marketing	37,376
Professional fees	27,032
Registration fees	87,534
Rent	16,852
Wages	53,068
Other operating expenses	55,226
Total expenses	277,088
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(277,080)
PRIVISION FOR INCOME TAX (Note 4)	
State income tax expense	800
NET LOSS	$ (277,880)

The accompanying notes are an integral part of these financial statements

THREEPOINT CAPITAL GROUP, LLC.

Statement of Members' Equity
For the year ended December 31, 2011

	Members' Equity	Net Loss	Total Member's Equity
Beginning balance January 1, 2011	$ -	$ -	$ -
Contributions	354,921	-	354,921
Net loss		(277,880)	(277,880)
Ending balance December 31, 2011	$ 354,921	$ (277,880)	$ 77,041

The accompanying notes are an integral part of these financial statements.

THREEPOINT CAPITAL GROUP, LLC.

Statement of Cash Flows
For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (277,880)
Depreciation	1,320
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Accounts receivable	(25,000)
Other assets	(19,350)
Increase (decrease) in:	
Accounts payable and accrued expenses	13,753
Total adjustments	(29,277)
Net cash used in operating actitivies	(307,157)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of equipment	(11,312)
Net cash used in investing activities	(11,312)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	354,921
Net cash provided by financing activities	354,921
Increase in cash	36,452
Cash at beginning of year	-
Cash at end of year	$ 36,452
Supplemental disclosure of cash flow information	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

THREEPOINT CAPITAL GROUP, LLC.

Notes to Financial Statements
December 31, 2011

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY:

ThreePoint Capital Group, LLC. (the "Company").was formed in Nebraska on April 23, 2009, as a Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was approved for business beginning May 2010.

As the Company's intended business activities, ThreePoint Capital Group, LLC. intended to offer Exchanged Traded Funds (EFT's) to their clients to hedge portfolio risks.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

COMPREHENSIVE INCOME:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2011.

Note 2: GOING CONCERN

The Company is in the development stage, and it expects to fund regulatory capital through contribution by the members.

Note 3: INCOME TAXES

All tax effects of the Company's income or loss are passed through to the members' individual tax return to the extent of their basis. Therefore no federal tax provision has been provided.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. At December 31, 2011 the company had a net capital of $47,699 which is $42,699 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($13,753) to net capital was 0.29% which is less than 8:1 limit, for a company operating for the first twelve months.

THREEPOINT CAPITAL GROUP, LLC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2011

	Focus 12/31/2011	Audit 12/31/2011	Change
Members' equity, December 31, 2011	$ 77,041	$ 77,041	$ -
Subtract - Non allowable assets:			
Fixed assets	9,992	9,992	
Othe assets	19,350	19,350	
Tentative net capital	47,699	47,699	-
Haircuts:	-	-	-
NET CAPITAL	47,699	47,699	-
Minimum net capital	5,000	5,000	
Excess net capital	42,699	42,699	-
Aggregate indebtedness	13,753	13,753	-
Ratio of aggregate indebtedness to net capital	0.29%	0.29%	

There were no noted differences between the audit and focus filed at December 31, 2011.

The accompanying notes are an integral part of these financial statements.

THREEPOINT CAPITAL GROUP, LLC.

December 31, 2011

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
ThreePoint Capital Group, LLC.
Woodland Hills, California

In planning and performing my audit of the financial statements of ThreePoint Capital Group, LLC. for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by ThreePoint Capital Group, LLC. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
ThreePoint Capital Group, LLC.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2012

THREEPOINT CAPITAL GROUP, LLC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2011

THREEPOINT CAPITAL GROUP, LLC.

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